

October 10, 2014

<u>Via E-mail</u>
Malcolm Hargrave
President
Gogo Baby, Inc.
5745 Kearny Villa Road #102
San Diego, CA 92123

   Re: Gogo Baby, Inc.
     Registration Statement on Form S-1
     Filed September 16, 2014
     File No. 333-198772

Dear Mr. Hargrave:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please prominently disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933. We note that your assets consist solely of cash and it appears you have no or minimal operations to date. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Please revise your disclosure on page 11 regarding resale of your common stock pursuant to Rule 144 of the Securities Act. Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company. Alternatively, please provide us with your analysis why you do not fit the definition of a "shell company."

Malcolm Hargrave
Gogo Baby, Inc.
October 10, 2014
Page 2

2. We note your disclosure that you will distribute shares only to those shareholders of DTH International Corporation that reside in California or to non-United States resident. Please tell us the reason for this limitation and if there will be any shareholders of DTH International Corporation that are ineligible for the distribution given this restriction.

Prospectus Summary, page 3

3. Please disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate.

Summary of the Offering, page 3

4. We note that the distribution will be made to holders of record of DTH International Corporation stock as of the close of business on December 31, 2013. Please tell us the rationale for this date given the timing of your registration statement and whether there will be any shareholders of DTH International Corporation that will be unable to receive the distribution because they acquired their shares after December 31, 2013.

Risk Factors, page 4

5. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites.

Because our current officer and director has other business interests, page 4

6. Please briefly identify and discuss your officer's outside business activities, and the potential conflicts that exist as a result of these other commitments.

If we are unable to maintain existing and develop additional relationships, page 5

7. Please clarify whether you have any existing relationships with third party-party contractors. If not, please discuss the challenges associated with establishing such relationships and the risks associated with relying on third-parties.

We will incur ongoing costs and expenses for SEC reporting, page 6

8. Please provide an estimate of the additional ongoing costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Tax Consequences of DTH International Corporation Distribution, page 9

9. Please delete the phrase that the tax discussion "is for general information only" because investors are entitled to rely on this section.

Business Plan, page 13

10. Please provide greater detail and clarity regarding your business plan for the next twelve months and how you plan to implement it. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. Please also address any needed funds for implementing the planned business and if funding is not currently available, please also make that clear.

11. We note your intent to approach toy companies and child car seat with the intent to sell the patent rights. Please clarify if you intend to sell the patent pending or only the issued patent if it is granted.

12. We note your disclosure that you have already developed and tested several models of your proposed product. Please clarify how many different models you have developed and tested, and whether these were full production models or prototypes. Please also describe your production process and whether you have begun making arrangements for commercial production.

13. Please expand your disclosure to describe the timeline for when you will begin approaching toy companies and child car seat companies.

14. We note that if you are not successful in selling your patent rights to a toy company or child car seat company you will consider developing a model to sell your proposed products on the internet. To the extent you have not finalized your plans in this regard, describe the criteria you will consider in determining whether to manufacture and sell this product or sell the patent to third parties. Please also provide an estimate of how long you anticipate pursuing the sale of patent rights prior to commence with your alternate strategy. Further, please describe the steps involved in developing a model to sell your proposed products on the internet, as well as the estimated timeline and costs to develop a website.

Business, page 16

15. Please provide a more complete business description section in accordance with Item 101(h) of Regulation S-K. In so doing, please provide a better sense of what your company does, what your proposed products are, and what steps you have taken to develop your business.

16. Please substantiate that your product is safe and explain how you evaluate the safety of your product given that you do not appear to comply with federal or state safety standards.

Need for Government Approval for Its Proposed Product, page 16

17. Please provide us with the basis for your belief that you are not required to apply for approval of your proposed product or that you are not otherwise required to comply with child product safety regulations or automotive safety regulations. Alternatively, please disclose those regulations with which you expect to comply with.

Research and Development Costs during the Last Two Years, page 16

18. We note from your disclosure on page 13 that you developed and tested several models of your product, but here you state that you have not expended funds for research and development. Please disclose an estimated amount you spent to develop and test the models of your product or tell us why this is not necessary. Refer to Item 101(h)(4)(x).

Related Party Transactions, page 17

19. Please disclose the terms of the loans from Malcolm Hargrave, including the interest rates and maturity dates, as well as the specific dates when these loans were made. Consistent with your disclosure on page F-11, it also appears that Mr. Hargrave loaned the company an additional $9,000 on September 8, 2014. Please update your disclosure here and throughout accordingly. In this regard, please file the promissory notes as exhibits to your amended registration statement.

Management, page 17

20. Please remove the Significant Accounting Policies subsection from this section.

Description of Securities, page 22

21. Please reconcile the 16,050,000 shares outstanding on June 30, 2014 that you disclose here to the 36,550,000 shares outstanding on June 30, 2014 that you disclose in your June 30, 2014 balance sheet on page F-12.

22. Please reconcile your disclosure here that as of June 30, 2014 you had two common shareholders, with your disclosure on page 11 that you have three common shareholders prior to the distribution.

Financial Statements, page F-1

23. Please note the age of financial statements requirements pursuant to Rule 8-08 of Regulation S-X and update as necessary in any amendment of the filing.

Item 14. Indemnification of Director and Officers, page II-1

24. Please include in this section the statement regarding the Commission's position on indemnification for Securities Act liabilities in Item 510 of Regulation S-K.

Item 17. Undertakings, page II-2

25. Please revise your undertakings to follow the language set forth in Item 512(a) of Regulation S-K.

Signatures, page II-4

26. Please revise the Signatures section to provide a second signature block with the language and format required by Form S-1.

Exhibit 23.1

27. Please include a currently dated consent from the independent registered public accountant in any amendment of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Malcolm Hargrave
Gogo Baby, Inc.
October 10, 2014
Page 6

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Lyn Shenk for

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
        Karen A. Batcher, Esq.